Orckit Communications Reports 2010 Second Quarter Results

TEL AVIV, Israel, August 4, 2010 -- Orckit Communications Ltd. (NasdaqGM: ORCT) today reported results for the second quarter and six months ended June 30, 2010.

Revenues in the second quarter of 2010 were $1.7 million compared to $1.6 million in the previous quarter ended March 31, 2010 and $4.1 million in the comparable quarter last year. Net loss for the quarter ended June 30, 2009 was $7.7 million, or $(0.40) per share, compared to a net loss of $6.1 million, or $(0.37) per share, for the previous quarter ended March 31, 2010 and a net loss of $5.3 million, or $(0.32) per share, for the second quarter of 2009. Adjustments related to the valuation of the conversion terms of the Company’s convertible notes issued in March 2007 resulted in financial expense of $91,000 in the quarter ended June 30, 2010, $317,000 in the quarter ended March 31, 2010 and $8,000 in the quarter ended June 30, 2009.

Revenues for the six months ended June 30, 2010 were $3.3 million compared to $8.2 million for the six months ended June 30, 2009. Net loss for the six months ended June 30, 2010 was $13.9 million, or $(0.77) per share, compared to $9.4 million, or $(0.57) per share, for the six months ended June 30, 2009. Adjustments related to the valuation of the conversion terms of the Company’s convertible notes resulted in financial expense of $408,000 in the six months ended June 30, 2010 and $816,000 in the six months ended June 30, 2009.

Results for the quarter ended March 31, 2010 and six months ended June 30, 2010 include other income of $1.6 million as a result of the sale of an equity investment. Results for the six months ended June 30, 2009 include financial income of $3.0 million resulting from the repurchase in the first quarter of 2009 of a portion of the Company's convertible notes.

Key highlights:
-	Achieved significant progress in the Indian public sector market, laying the foundations for India to become one of Orckit’s main growth engines;
-	Added three new customers;
-	Established a new sales office and service center in Germany;
-	Achieved growth in customer orders, particularly for SDH migration and mobile backhauling infrastructure solutions;
-
Received $661,000 from Company founders Izhak Tamir and Eric Paneth in June to support growth activities.  Proceeds came from the founders were from the sale of securities on the same terms and conditions as securities sold to the investors in a registered direct offering in April;

-	Expect significant year-over-year revenue growth in the third quarter.

On August 3, 2010, Orckit entered into a Standby Equity Purchase Agreement with YA Global Master SPV Ltd., or YA Global, a fund managed by US based Yorkville Advisors. The agreement provides that, upon the terms and conditions set forth in the agreement, YA Global is committed, upon Orckit’s request, to purchase up to $10 million of our ordinary shares in tranches over a commitment period of up to three years. Investments will be made such that YA Global and its affiliates will not hold more than 4.99% of our ordinary shares at any point in time during the period of the agreement.  Shares would be issued pursuant the agreement under Orckit’s existing effective shelf registration statement.

Izhak Tamir, Chairman and President of Orckit, commented, “Our focus on marketing and building a global infrastructure over the past two years continues to have a positive effect on Orckit.  We added three new customers since the end of the first quarter and established a new sales office and service center in Germany.  Orckit now has a tangible presence in several high-growth markets such as Brazil, India and Mexico.  The second half of year is expected to show a significant improvement in top-line growth. We currently expect revenue for the third quarter to be in the range of $4 to $5 million, which is up considerably from the third quarter last year and from the second quarter this year.”

Mr. Tamir concluded, “Service providers are facing increasing pressure to upgrade existing networks to add bandwidth in order to meet the rising demand in video, internet and mobile applications.  Helping providers make this transition is where our products excel.  Customer interest for our CM-4000 Carrier Ethernet + Transport portfolio continues to be strong, and is driven by our ability to provide quality, cost-effective and scalable solutions.  We believe the outlook for our business is quite positive.  We are executing well in creating demand for our products and services and in growing our customer base.”

Conference Call

Orckit Communications will host a conference call on August 4, 2010, at 9:00 a.m. ET. The call can be accessed by dialing 1-877- 316-9044 (United States) and 1-706- 634-2329 (International). Please utilize the code 85450265. A replay of the call will be available at www.orckit.com. A replay of the call will be also available through September 4, 2010 at 11:59 p.m. at 1-800- 642-1687 (United States) and 1-706-645-9291 (International). To access this replay, enter the following code: 85450265.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.

Orckit-Corrigent’s product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global  economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
	June 30	December 31
	2010	2009
ASSETS

Current assets:
Cash and short term marketable securities	$26,353	$31,427
Trade receivables	1,377	458
Other receivables	3,402	1,145
Inventories	3,371	2,702

Total current assets	34,503	35,732

Long term marketable securities	14,427	15,916
Severance pay fund	3,221	3,294
Property and equipment, net	1,222	1,103
Deferred issuance costs, net	243	312

Total assets	$53,616	$56,357
	==============	==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

Trade payables	$3,440	$4,454
Accrued expenses and other payables	7,891	6,976
Deferred income	1,316	1,371

Total current liabilities	12,647	12,801

Long term liabilities :
Convertible subordinated notes	23,506	24,035
Adjustments due to convertible notes conversion terms	(1,532)	(2,039)
Convertible subordinated notes, net	21,974	21,996

Accrued severance pay and other	4,143	4,096

	26,117	26,092

Total liabilities	38,764	38,893

Shareholders' equity	14,852	17,464

Total liabilities and shareholders' equity	$53,616	$56,357
	=============	=============

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(13,837)
	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Revenues	$1,664	$4,097	$3,295	$8,206

Cost of revenues	1,205	2,563	2,428	5,019
	______	______	______	______
Gross profit	459	1,534	867	3,187

Research and development expenses, net	3,611	3,375	7,351	6,801

Selling, marketing, general and administrative expenses	4,003	3,964	8,051	8,240
	______	______	______	______
Total operating expenses	7,614	7,339	15,402	15,041
	______	______	______	______
Operating loss	(7,155)	(5,805)	(14,535)	(11,854)

Financial income (expenses), net	(501)	555	(531)	3,275
Adjustments due to convertible notes conversion terms	(91)	(8)	(408)	(816)
Total financial income (expenses), net	(592)	547	(939)	2,459

Other income	0	0	1,624	0
	______	______	______	______

Net loss	$(7,747)	$(5,258)	$(13,850)	$(9,395)
	======	======	======	======
Net loss per share - basic	$(0.40)	$(0.32)	$(0.77)	$(0.57)
	======	======	======	======
Net loss per share - diluted	$(0.40)	$(0.32)	$(0.77)	$(0.57)
	======	======	======	======
Weighted average number of shares outstanding - basic	19,354	16,438	17,976	16,426
	======	======	======	======
Weighted average number of shares outstanding - diluted	19,354	16,438	17,976	16,426
	======	======	======	======